Exhibit 2.1(d)

AMENDMENT NO. 3

TO

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ATLAS RESOURCE PARTNERS, L.P.

THIS AMENDMENT NO. 3 TO AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ATLAS RESOURCE PARTNERS, L.P. (this “Amendment”), dated as of October 2, 2014, is entered into and effectuated by Atlas Resource Partners GP, LLC, a Delaware limited liability company (the “General Partner”) and the general partner of Atlas Resource Partners, L.P., a Delaware limited partnership (the “Partnership”), pursuant to authority granted to it in Sections 5.5 and 13.1(g) of the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of March 13, 2012 (as amended from time to time, the “Limited Partnership Agreement”), and the consent of the holders of Class B Preferred Units pursuant to Section 14 of the Preferred Class B Certificate of Designation. Capitalized terms used but not defined herein are used as defined in the Limited Partnership Agreement.

WHEREAS, Section 5.5(a) of the Limited Partnership Agreement provides that the Partnership may issue additional Partnership Securities for any Partnership purpose at any time and from time to time for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners, subject to the exception thereto provided in Section 14 of the Class B Certificate of Designation; and

WHEREAS, Section 14 of the Class B Certificate of Designation provides that the Partnership may not issue any equity securities ranking senior to, or pari passu with, the Class B Preferred Units without the affirmative vote of the holders of at least 75% of the outstanding Class B Preferred Units; and

WHEREAS, the Partnership has obtained the required vote of the holders of greater than 75% of the outstanding Class B Preferred Units; and

WHEREAS, Section 5.5(b) of the Limited Partnership Agreement provides that the Partnership Securities authorized to be issued by the Partnership pursuant to Section 5.5(a) of the Limited Partnership Agreement may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities) as shall be fixed by the General Partner; and

WHEREAS, Section 13.1(g) of the Limited Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, except as set forth above, may amend any provision of the Limited Partnership Agreement that the General Partner determines to be necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.5 of the Limited Partnership Agreement, and the General Partner has determined that the amendments contemplated hereby are necessary or appropriate in connection therewith;

WHEREAS, the General Partner deems it in the best interest of the Partnership to effect this Amendment to provide for (i) the issuance of the Class D Preferred Units, and (ii) such other matters as are provided herein.

NOW, THEREFORE, it is hereby agreed as follows:

A. Amendment. The Limited Partnership Agreement is hereby amended as follows:

1. Section 1.1 of the Limited Partnership Agreement is hereby amended to add or amend the following definitions in appropriate alphabetical order:

“Class B Preferred Closing Date” means July 25, 2012.

“Class D Preferred Closing Date” means October 2, 2014.

“Class D Preferred Unit” means a Partnership Interest having the rights and obligations set forth in the Preferred Class D Certificate of Designation.

“Preferred Class D Certificate of Designation” means the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional, and other Special Rights of Class D Preferred Units and Qualifications, Limitations and Restrictions thereof of Convertible Class D Preferred Units of the Partnership dated October 2, 2014 and attached hereto as Exhibit 5.11(c) and incorporated herein.

“Preferred Units” collectively means a Class B Preferred Unit, a Class C Preferred Unit and a Class D Preferred Unit.

2. Section 5.4(a) of the Limited Partnership Agreement is hereby amended and restated in its entirety to read as follows:

The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv) and the methodology set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(s). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.4(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1. In connection with the foregoing, the General Partner shall adopt the methodology set forth in the noncompensatory option regulations under Treasury Regulation Sections 1.704-1, 1.721-2 and 1.761-3, unless otherwise required by applicable law. The initial Capital Account balance (a) for each Class B Preferred Unit shall be $26.03, (b) for each Class C Preferred Unit shall be $22.86, and (c) for each Class D Preferred Unit shall be $25.00. Upon exercise of the Common Unit Purchase Warrants, the initial capital account for each Common Unit acquired shall be the amount of consideration attributed to it initially plus the strike price paid upon exercise. The initial Capital Account balance of each holder of Preferred Units in respect of all Preferred Units held by such holder shall be the product of such initial balance for a Preferred Unit multiplied by the number of Preferred Units held by such holder.

3. Section 5.11 of the Limited Partnership Agreement is hereby amended to add a new paragraph (c) as follows:

(c) The General Partner has designated and created a series of Partnership Securities designated as “Convertible Class D Preferred Units” and consisting of a total of 15,000,000 of such Class D Preferred Units and fixed the designations, preferences and relative, participating, optional and other special rights of the Class D Preferred Units and qualifications, limitations and restrictions thereof as set forth in the Preferred Class D Certificate of Designation. The Preferred Class D Certificate of Designation evidencing Class D Preferred Units is attached as Exhibit 5.11(c).

4. Article VI of the Limited Partnership Agreement is hereby amended to add a new Section 6.3A after Section 6.3 as follows:

SECTION 6.3A. Distributions with Respect to Class D Preferred Units

(a) Distributions and payments for redemptions shall be made to the holders of Class D Preferred Units in accordance with the Preferred Class D Certificate of Designation.

(b) All distributions pursuant to this Section 6.3A shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Code; no allocation of income, gain or credit shall be made with respect to payments for redemption of Class D Preferred Units.

5. Section 6.4(a) of the Limited Partnership Agreement is hereby amended and restated in its entirety to read as follows:

SECTION 6.4. Distributions of Available Cash from Operating Surplus.

(a) Available Cash with respect to any Quarter that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.5(b) in respect of additional Partnership Interests issued pursuant thereto:

(i) First, pari passu (A) to the holders of Class B Preferred Units and Class D Preferred Units, Pro Rata, until there has been distributed in respect of each Class B Preferred Unit then Outstanding an amount equal to $0.40 and in respect of each Class D Preferred Unit then Outstanding an amount equal to the quarterly distribution set forth in the Preferred Class D Certificate of Designation and (B) to the holders of the Class A Units, Pro Rata, in an amount equal to 2.0202% of the amount distributed with respect to the Class B Preferred Units pursuant to clause (A) above;

(ii) Second, (A) 2% to the holders of Class A Units, Pro Rata, and (B) 98% to the holders of Class C Preferred Units, Pro Rata, until there has been distributed in respect of each Class C Preferred Unit then Outstanding the amount specified in the Preferred Class C Certificate of Designation for such Quarter;

(iii) Third, to the holders of the Incentive Distribution Rights, (A) 13/85ths of such amount paid pursuant to (ii) above that is between the First Target Distribution and the Second Target Distribution for such Quarter; (B) 23/75ths of such amount paid pursuant to (ii) above that is between the Second Target Distribution and the Third Target Distribution for such Quarter; and (C) 48/50ths of such amount paid pursuant to (ii) above that is over the Third Target Distribution for such Quarter;

(iv) Fourth, (A) 2% to the holders of Class A Units, Pro Rata, and (B) 98% to the holders of Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(v) Fifth, (A) 2% to the holders of Class A Units, Pro Rata, and (B) 98% to the holders of Common Units and Class B Preferred Units, Pro Rata, until there has been distributed in respect of each Common Unit and Class B Preferred Unit then Outstanding an amount equal to the First Target Distribution for such Quarter;

(vi) Sixth, (A) 2% to the holders of Class A Units, Pro Rata, (B) 85% to the holders of Common Units and Class B Preferred Units, Pro Rata, and (C) 13% to the holders of the Incentive Distribution Rights, Pro Rata, until there has been distributed in respect of each Common Unit and Class B Preferred Unit then Outstanding an amount equal to the Second Target Distribution for such Quarter;

(vii) Seventh, (A) 2% to the holders of Class A Units, Pro Rata, (B) 75% to the holders of Common Units and Class B Preferred Units, Pro Rata, and (C) 23% to the holders of the Incentive Distribution Rights, Pro Rata, until there has been distributed in respect of each Common Unit and Class B Preferred Unit then Outstanding an amount equal to the Third Target Distribution for such Quarter; and

(viii) Thereafter, (A) 2% to the holders of Class A Units, Pro Rata, (B) 50% to the holders of Common Units and Class B Preferred Units, Pro Rata, and 48% to the holders of the Incentive Distribution Rights, Pro Rata.

provided, however, if the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter as set forth in 6.4(a)(iii)-(viii) above will be made solely in accordance with Section 6.4(a)(vii); and

6. Section 6.5 of the Limited Partnership Agreement is hereby amended and restated in its entirety to read as follows:

SECTION 6.5. Distributions of Available Cash from Capital Surplus.

Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, as follows:

(a) First, pari passu (A) to the holders of Class B Preferred Units and Class D Preferred Units, Pro Rata, until (i) a hypothetical holder of a Class B Preferred Unit acquired on the Class B Closing Date has received with respect to such Class B Preferred Unit, during the period since the Class B Closing Date through such distribution date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Face Value of the Class B Preferred Units set forth in the Preferred Class B Certificate of Designation and (ii) a hypothetical holder of a Class D Preferred Unit acquired on the Class D Closing Date has received with respect to such Class D Preferred Unit, during the period since the Class D Closing Date through such distribution date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Face Value of the Class D Preferred Units set forth in the Preferred Class D Certificate of Designation, and (B) to the holders of Class A Units, Pro Rata, in an amount equal to 2.0202% of the amounts distributed with respect to the Class B Preferred Units pursuant to clause (A) above;

(b) Second, 2% to the holders of Class A Units, Pro Rata, and 98% to the holders of Class C Preferred Units, Pro Rata, until a hypothetical holder of a Class C Preferred Unit acquired on the Class C Closing Date has received with respect to such Class C Preferred Unit, during the period since the Class C Closing Date through such distribution date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Face Value of the Class C Preferred Units set forth in the Preferred Class C Certificate of Designation;

(c) Third, 2% to the holders of Class A Units, Pro Rata, and 98% to the holders of Common Units, Pro Rata, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such distribution date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price;

(d) Fourth, any remaining Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

7. Section 12.4(c) of the Limited Partnership Agreement is hereby amended and restated in its entirety to read as follows:

Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed as follows:

(i) First, to the holders of the Class B Preferred Units and Class D Preferred Units, Pro Rata, in accordance with the Preferred Class B Certificate of Designation and the Preferred Class D Certificate of Designation;

(ii) Second, to the holders of the Class C Preferred Units in accordance with the Preferred Class C Certificate of Designation; and

(iii) Third, to the remaining Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts;

each as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

B. Agreement in Effect. Except as hereby amended, the Limited Partnership Agreement shall remain in full force and effect.

C. Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the state of Delaware, without regard to principles of conflicts of laws.

D. Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

ATLAS RESOURCE PARTNERS, L.P.

By: Atlas Resource Partners GP, LLC, its general partner

By:	/s/ Sean McGrath
Name:	Sean McGrath
Title:	Chief Financial Officer

{Amendment No. 3 to Amended and Restated Agreement of Limited Partnership of Atlas Resource Partners, L.P.}

Exhibit 5.11(c)

CERTIFICATE OF DESIGNATION OF

THE POWERS, PREFERENCES AND RELATIVE, PARTICIPATING,

OPTIONAL, AND OTHER SPECIAL RIGHTS OF PREFERRED UNITS AND

QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF

OF

8.625% CLASS D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED UNITS

ATLAS RESOURCE PARTNERS, L.P., a Delaware limited partnership (the “Partnership”), pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act and its Amended and Restated Agreement of Limited Partnership, does hereby state and certify that, pursuant to the authority expressly vested in ATLAS RESOURCE PARTNERS GP, LLC, its general partner (the “General Partner”), the General Partner duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that the Certificate of Designation of the 8.625% Class D Cumulative Redeemable Perpetual Preferred Units of the Partnership dated as of October 2, 2014 (this “Certificate of Designation”) be and hereby is adopted as follows:

1. Designation. There is hereby created a series of units designated as the “8.625% Class D Cumulative Redeemable Perpetual Preferred Units” (the “Class D Preferred Units”). The number of Class D Preferred Units shall be 15,000,000 and the liquidation preference of each Preferred Unit shall be $25.00.

2. Definitions. For purposes of this Certificate of Designation, the following terms have the meanings ascribed to them below. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Limited Partnership Agreement.

“Alternative Conversion Consideration” has the meaning assigned to it in Section 6(e) hereof.

“Alternative Form Consideration” has the meaning assigned to it in Section 6(e) hereof.

“Atlas Energy” has the meaning assigned to it in Section 6(b) hereof.

“Board” shall mean the Board of Directors of the General Partner.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be recognized as such.

“Certificate of Designation” has the meaning assigned to it in the recitals hereof.

“Change of Control” has the meaning assigned to it in Section 6(b) hereof.

“Change of Control Conversion Right” means the right of a holder of Class D Preferred Units to convert some or all of the Class D Preferred Units held by such holder on the Change of Control Conversion Date into a number of Common Units per Class D Preferred Unit pursuant to the conversion provisions in this Certificate of Designation.

“Change of Control Conversion Date” means the date fixed by the Board, in its sole discretion, as the date the Class D Preferred Units are to be converted, which will be a Business Day that is no fewer than 20 days nor more than 35 days after the date on which the Partnership provides notice of a Change of Control to holders of the Class D Preferred Units.

“Class D Certificate” means a certificate issued by the Partnership evidencing ownership of one or more Class D Preferred Units (i) substantially in the form of Exhibit A hereto, (ii) issued in global or book entry form in accordance with the rules and regulations of the Securities Depositary or (iii) in such other form as may be adopted by the General Partner.

“Class D Distribution Rate” means a rate equal to 8.625% per annum per $25.00 liquidation preference of each Class D Preferred Unit.

“Class D Distribution Record Date” means the first Business Day of the month in which the applicable Class D Distribution Payment Date falls, except that in the case of payments of distributions in arrears, the record date with respect to a Class D Distribution Payment Date will be such date as may be designated by the Board in accordance with the LPA.

“Class D Distributions” has the meaning assigned to it in Section 3(a) hereof.

“Class D Original Issue Date” means October 2, 2014.

“Common Unit” means a common unit representing limited partnership interest in the Partnership.

“Common Unit Conversion Consideration” has the meaning assigned to it in Section 6(c) hereof.

“Common Unit Price” means (i) the amount of cash consideration per Common Unit, if the consideration to be received in the Change of Control by the holders of Common Units is solely cash; and (ii) the average of the closing prices for Common Units on the NYSE for the ten consecutive trading days immediately preceding, but not including, the Change of Control Conversion Date, if the consideration to be received in the Change of Control by the holders of Common Units is other than solely cash.

“Class D Distribution Payment Date” means January 15, April 15, July 15 and October 15 of each year, commencing on January 15, 2015.

“Fair Market Value” of property means the amount that a willing buyer would pay a willing seller in an arm’s-length transaction of such property, unless otherwise stated, as determined in good faith by the Partnership.

“General Partner” has the meaning assigned to it in the recitals hereof.

“holder” means the Person in whose name common or preferred units of the Partnership are registered, which the Partnership and/or the Paying Agent, as applicable, shall deem to be the owner of such units for the purpose of making distributions on, and settling conversions of, as well as for other purposes relating to, such units.

“Junior Securities” means the Common Units, the Partnership’s Class C Convertible Preferred Units and any class or series of Partnership interests or other equity securities established after the Class D Original Issue Date that, with respect to distributions on such interests, rank junior to the Class D Preferred Units. “Junior Securities” do not include Incentive Distribution Rights.

“Limited Partnership Agreement” or “LPA” means the Amended and Restated Agreement of Limited Partnership of the Partnership dated as of March 13, 2012, as amended to date and from time to time thereafter.

“Liquidating Distributions” has the meaning assigned to it in Section 4(a) hereof.

“Market Disruption Event” means the occurrence or existence for more than one-half hour in the aggregate on any Scheduled Trading Day for the Common Units of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the New York Stock Exchange or otherwise) or quoting, if applicable, in the Common Units or in any options, contracts or future contracts relating to the Common Units and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such day.

“Parity Securities” means the Partnership’s Convertible Class B Preferred Units and any class or series of Partnership interests or other equity securities established after the Class D Original Issue Date that, with respect to distributions on such interests, is not expressly made senior or subordinated to the Class D Preferred Units.

“Partnership” has the meaning assigned to it in the recitals hereof.

“Paying Agent” means initially American Stock Transfer & Trust Company, LLC, or such other bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner or the Partnership to act as paying agent for the Class D Preferred Units; provided, that if no Paying Agent is specifically designated for the Class D Preferred Units, the General Partner shall act in such capacity.

“Registrar and Transfer Agent” means initially American Stock Transfer & Trust Company, LLC, or such other bank, trust company or other Person as shall be appointed from time to time by the General Partner or the Partnership to act as registrar and transfer agent for the Class D Preferred Units.

“Revolving Credit Facility” means the Second Amended and Restated Credit Agreement dated as of July 31, 2013, as amended to date and from time to time hereafter, by and among the Partnership, Wells Fargo Bank, National Association and the several guarantors and lenders thereto.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which Common Units are listed or admitted for trading or, if Common Units are not listed or admitted for trading on any U.S. national or regional securities exchange or market, a Business Day.

“Securities Depositary” means initially the Depository Trust Company, and its successors or assigns or any other securities depositary appointed by the Partnership or the General Partner.

“Senior Notes” means the Partnership’s 7.75% senior notes due 2021 and 9.25% senior notes due 2021.

“Senior Securities” means any other class or series of Partnership interests or other equity securities established after the Class D Original Issue Date that, with respect to distributions on such interests, rank senior to the Class D Preferred Units.

“Trading Day” means any day on which (i) there is no Market Disruption Event and (ii) (x) the New York Stock Exchange is open for trading, or, if the Common Units are not listed on the New York Stock Exchange, the principal U.S. national or regional securities exchange on which the Common Units are listed is open for trading, (y) if the Common Units are not traded on a U.S. national or regional securities exchange but are quoted on the over-the-counter market by Pink OTC Markets Inc. or a similar organization, Pink OTC Markets Inc. or such similar organization, as applicable, is open for quoting or (z) if the Common Units are not traded on a U.S. national or regional securities exchange nor quoted by Pink OTC Markets Inc. or a similar organization, such day is a Business Day. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system or, if applicable, regular quoting on the relevant quotation system.

“Unit Cap” has the meaning assigned to it in Section 6(c) hereof.

“Unit Split” has the meaning assigned to it in Section 6(d) hereof.

3. Distributions.

(xiii) Distributions on each Class D Preferred Unit shall be cumulative and shall accrue at the Class D Distribution Rate from the Class D Original Issue Date (or, for any subsequently issued and newly outstanding Class D Preferred Units, from the Class D Distribution Payment Date immediately preceding the issuance date of such units) until such time as the Partnership redeems the Class D Preferred Units in full in accordance with Section 5 below or the Class D Preferred Units are converted in full into Common Units in accordance with Section 6 below. Holders of Class D Preferred Units shall be entitled to receive distributions on such units (“Class D Distributions”) from time to time out of funds of the Partnership legally available for the payment of distributions, when, as, and if declared by the Board. Distributions, to the extent declared by the Board or any authorized committee thereof to be paid by the Partnership in accordance with this section, shall be paid quarterly on each Class D Distribution Payment Date. The initial distribution on the Class D Preferred Units will be payable on January 15, 2015. If any Class D Distribution Payment Date otherwise would occur on a date that is not a Business Day, declared Class D Distributions shall be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Class D Distributions shall be payable based on a 360-day year consisting of twelve 30-day months. All Class D Distributions payable by the Partnership pursuant to this section shall be payable without regard to income of the Partnership and shall be treated for federal income tax purposes as guaranteed payments for the use of capital under Section 707(c) of the Internal Revenue Code.

(xiv) Not later than 5:00 p.m., New York City time, on each Class D Distribution Payment Date, the Partnership shall pay those Class D Distributions, if any, that shall have been declared by the Board to holders of Class D Preferred Units on the applicable Class D Distribution Record Date.

(xv) No distributions on the Class D Preferred Units shall be authorized by the Board or declared or paid by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including, but not limited to, the indentures governing the Senior Notes, the agreements governing the Revolving Credit Facility and any agreement of the Partnership relating to any other indebtedness of the Partnership, prohibits such declaration or payment or provides that such authorization, declaration or payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration or payment shall be restricted or prohibited by law.

(xvi) Notwithstanding anything to the contrary contained herein, distributions on the Class D Preferred Units shall accrue whether or not any restriction referred to in Section 3(c) exists, whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared. Accumulated Class D Distributions in arrears for any prior quarter may be declared by the Board and paid on any date fixed by the Board, whether or not a Class D Distribution Payment Date, to holders of Class D Preferred Units on the record date for such payment, which may not be more than 60 days, nor less than 10 days, before such payment date. Subject to the next succeeding sentence, if all accumulated Class D Distributions in arrears on all outstanding Class D Preferred Units and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated distributions in arrears on the Class D Preferred Units and any such Parity Securities shall be made in order of their respective distribution payment dates, commencing with the earliest. If less than all distributions payable with respect to all Class D Preferred Units and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Class D Preferred Units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate distribution amounts remaining due in respect of such Class D Preferred Units and Parity Securities at such time. Holders of Class D Preferred Units shall not be entitled to any distribution, whether payable in cash, property or stock, in excess of full cumulative Class D Distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid Class D Distributions as described in Section 3(a), no interest or sum of money in lieu of interest shall be payable in respect of any distribution payment which may be in arrears on the Class D Preferred Units. So long as the Class D Preferred Units are held of record by the nominee of the Securities Depositary, declared Class D Distributions shall be paid to the Securities Depositary in same-day funds on each Class D Distribution Payment Date.

4. Liquidation Rights.

(xiii) In the event of any liquidation, dissolution or winding up of the Partnership or the sale or other disposition of all or substantially all of the assets of the Partnership, either voluntary or involuntary, the holders of Class D Preferred Units then outstanding shall be entitled to be paid, or have the Partnership declare and set apart for payment, out of the assets of the Partnership legally available for distribution to its unitholders, after payment or provision for payment of all debts and other liabilities of the Partnership, an amount in cash or property equal to the Capital Account per Class D Preferred Unit, plus an amount equal to any accrued and unpaid distributions to, but not including, the date of payment or the date the amount for payment is set apart (the “Liquidating Distributions”).

(xiv) If, upon any such voluntary or involuntary liquidation, dissolution or winding up of the Partnership, the available assets of the Partnership are insufficient to pay the full amount of the Liquidating Distributions on all outstanding Class D Preferred Units and the corresponding amounts payable on all outstanding Parity Units, then the holders of such Class D Preferred Units and the holders of such Parity Units shall share ratably in any such distribution of assets in proportion to the full Liquidating Distributions to which they would otherwise be respectively entitled.

(xv) After payment of the full amount of the Liquidating Distributions to which they are entitled, the holders of Class D Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

(xvi) For the avoidance of doubt, the consolidation or merger of the Partnership or General Partner with or into another entity, the merger of another entity with or into the Partnership or General Partner, a change of control of the Partnership or the General Partner, a statutory share exchange by the Partnership or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Partnership shall not be considered a liquidation, dissolution or winding up of the Partnership.

5. Redemption.

(xiii) In the event of a Change of Control or any time on or after October 15, 2019, the Partnership may redeem, at its option, in whole or in part, the Class D Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any Class D Preferred Units redeemed by the Partnership in connection with a Change of Control must be redeemed, in whole or in part, within 120 days after the first date on which such Change of Control occurred.

6. The Partnership may undertake multiple partial redemptions. Any redemption pursuant to this Section 5(a) shall be effected only out of funds legally available for such purpose, and any cash payment upon a Change of Control shall not be made unless (i) we have first complied with the “Change of Control” and “Limitations on Sales of Assets and Subsidiary Stock” provisions of the indentures governing the Senior Notes and (ii) such payment would be permitted under the Partnership’s Revolving Credit Facility and under the restricted payments covenant contained in the indentures governing the Senior Notes. Additionally, any cash payment to Class D Preferred Unit holders upon a Change of Control will be subject to the limitations contained in the indentures governing any future issuances of senior notes by the Partnership

(xiii) The Partnership will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on the unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (i) the redemption date, (ii) the number of Class D Preferred Units to be redeemed and, if less than all outstanding Class D Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (iii) the redemption price, (iv) the place where the Class D Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (v) that distributions on the Class D Preferred Units to be redeemed will cease to accumulate from and after such redemption date.

(xiv) If fewer than all of the outstanding Class D Preferred Units are to be redeemed, the number of units to be redeemed will be determined by the Partnership, and such units will be redeemed by such method of selection as the Securities Depositary shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Class D Preferred Units are held of record by the nominee of the Securities Depositary, the Partnership will give notice, or cause notice to be given, to the Securities Depositary of the number of Class D Preferred Units to be redeemed, and the Securities Depositary will determine the number of Class D Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Class D Preferred Units for its own account). A participant may determine to redeem Class D Preferred Units from some beneficial owners (including the participant itself) without redeeming Class D Preferred Units from the accounts of other beneficial owners.

So long as the Class D Preferred Units are held of record by the nominee of the Securities Depositary, the redemption price will be paid by the Paying Agent to the Securities Depositary on the redemption date. The Securities Depositary’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If the Partnership gives or causes to be given a notice of redemption, then it will deposit with the Paying Agent funds sufficient to redeem the Class D Preferred Units as to which notice has been given by the 5:00 p.m., New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such units is issued in the name of the Securities Depositary or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such units will cease to accumulate and all rights of holders of such units as unitholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared.

If only a portion of the Class D Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depositary or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Class D Preferred Units represented by the surrendered certificate that have not been called for redemption.

(xv) Notwithstanding any notice of redemption, there will be no redemption of any Class D Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by the Partnership with the Paying Agent.

(xvi) The Partnership and its affiliates may from time to time purchase the Class D Preferred Units, subject to compliance with all applicable securities and other laws. Any Class D Preferred Units that are redeemed or otherwise acquired by the Partnership will be cancelled.

(xvii) Notwithstanding the foregoing, in the event that full cumulative distributions on the Class D Preferred Units or any Parity Securities have not been paid or declared and set apart for payment, the Partnership may not repurchase, redeem or otherwise acquire, in whole or in part, any Class D Preferred Units or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Class D Preferred Units and any Parity Securities, including the Partnership’s Class D Convertible Preferred Units. Common Units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Class D Preferred Units and any Parity Securities, including the Partnership’s Class D Convertible Preferred Units, for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

7. Change of Control Conversion Rights.

(xiii) If, prior to a Change of Control Conversion Date, the Partnership exercises any of its redemption rights as described in Section 5(a) relating to the Class D Preferred Units, holders of the Class D Preferred Units will not have the conversion right described below.

(xiv) “Change of Control” means the occurrence of any of the following after the Class D Original Issue Date:

•	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Partnership and its subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) other than Atlas Energy, L.P., the parent of the General Partner (“Atlas Energy”), or its affiliates;

•	the removal by the Partnership’s limited partners of Atlas Resource Partners GP, LLC as its general partner;

•	the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than Atlas Energy or its affiliates becomes the beneficial owner, directly or indirectly, of more than 50% of the Partnership’s voting units, measured by voting power rather than number of units; and

•	the consummation of any transaction or series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than Atlas Energy or its affiliates becomes the beneficial owner, directly or indirectly, of more than 50% of the voting units of the General Partner, measured by voting power rather than number of units;

provided, however that a Change of Control shall not be deemed to occur solely as a result of a transfer of general partnership interests or equity interests in the General Partner to a new entity as a result of any offering of equity interests of such new entity (or securities convertible into such equity interests) so long as the persons or entities that beneficially own the general partnership interests of the Partnership or the equity interests in the General Partner as of the Class D Original Issue Date continue to hold the general partnership interests in such new entity (or, in the case of a new entity that is not a partnership, no other person or group beneficially owns more than 50% of the Voting Stock of such new entity);

(xv) Upon the occurrence of a Change of Control, each holder of Class D Preferred Units will have the right (unless, prior to the Change of Control Conversion Date, the Partnership provides notice of its election to redeem the Class D Preferred Units as described in Section 5) to convert some or all of the Class D Preferred Units held by such holder on the Change of Control Conversion Date into a number of Common Units per Class D Preferred Unit to be converted (the “Common Unit Conversion Consideration”) equal to the lesser of:

•	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Class D Distribution Record Date and prior to the corresponding Class D Distribution Payment Date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Unit Price, and

•	2.60010, the “Unit Cap.”

(xvi) The Unit Cap shall be subject to pro rata adjustments for any unit splits (including those effected pursuant to a distribution of Common Units), subdivisions or combinations (in each case, a “Unit Split”), with respect to Common Units. The adjusted Unit Cap as the result of a Unit Split will be the number of Common Units that is equivalent to the product obtained by multiplying (i) the Unit Cap in effect immediately prior to the Unit Split by (ii) a fraction, (a) the numerator of which is the number of Common Units outstanding after giving effect to the Unit Split and (b) the denominator of which is the number of Common Units outstanding immediately prior to the Unit Split.

(xvii) In the case of a Change of Control pursuant to which Class D Preferred Units will be converted into cash, securities or other property or assets (including any combination thereof) (“Alternative Form Consideration”), a holder of Class D Preferred Units will receive upon conversion of such Class D Preferred Units the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of Common Units equal to the Common Unit Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”).

(xviii) If the holders of Common Units have the opportunity to elect the form of consideration to be received in the Change of Control, the consideration that the holders of Class D Preferred Units will receive will be the form and proportion of the aggregate consideration elected by the holders of Common Units who participate in the determination (based on the weighted average of elections) and will be subject to any limitations to which all holders of Common Units are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control. No fractional Common Units will be issued upon the conversion of the Class D Preferred Units. Instead, the Partnership shall pay the cash value of such fractional Common Units.

(xix) If the Partnership provides a redemption notice in accordance with Section 5 hereof, holders of Class D Preferred Units will not have any right to convert the Class D Preferred Units that the Partnership has elected to redeem and any Class D Preferred Units subsequently selected for redemption that have been tendered for conversion will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date.

(xx) Within 15 days following the occurrence of a Change of Control, the Partnership shall provide to holders of Class D Preferred Units a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice shall state the following: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Class D Preferred Units may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Unit Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Partnership has provided or provides notice of its election to redeem all or any portion of the Class D Preferred Units, holders will not be permitted to convert Class D Preferred Units into a number of Common Units per Class D Preferred Unit and such units will be redeemed on the related redemption date, even if such units have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per Class D Preferred Unit; (viii) the name and address of the Paying Agent; and (ix) the procedures that the holders of Class D Preferred Units must follow to exercise the Change of Control Conversion Right.

(xxi) The Partnership shall issue a press release for publication through a news or press organization as the Partnership reasonably expects to broadly disseminate the relevant information to the public, or post notice on its website, in any event prior to the opening of business on the first Business Day following any date on which the Partnership provides notice of a Change of Control to the holders of Class D Preferred Units pursuant to Section 6(h).

8. Voting Rights.

(xiii) The Class D Preferred Units will have no voting rights except as set forth below or as otherwise provided by the LPA.

(xiv) Unless the Partnership has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Class D Preferred Units, voting as a single class, it may not adopt any amendment to the LPA that has a material adverse effect on the existing terms of the Class D Preferred Units.

(xv) In addition, unless the Partnership has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Class D Preferred Units, voting as a single class and together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, the Partnership may not:

•	create or issue any Parity Securities if the cumulative distributions payable on outstanding Class D Preferred Units or any Parity Securities are in arrears; or

•	create or issue any Senior Securities; provided, however, that, subject to compliance with Section 7(e) hereof, holders of Class D Preferred Units that have received a notice of a redemption that is to occur within 90 days of the issuance of such Senior Securities shall not be entitled to vote on or consent to the issuance of such Senior Securities unless all or a part of such redemption is being funded with proceeds from the sale of such Senior Securities.

(xvi) On any matter described above in which the holders of the Class D Preferred Units are entitled to vote, such holders will be entitled to one vote per unit. The Class D Preferred Units held by the Partnership or any of its subsidiaries or affiliates will not be entitled to vote.

(xvii) The rights of the holders of Class D Preferred Units being redeemed may be terminated in advance of the date of redemption for such units only if notice of the redemption is provided in accordance with Section 5(b) hereof and adequate notice has been published that sufficient funds will be made available to such holders within 90 days; provided, however, that no such rights may be terminated, even if the redemption date has passed, if there is a default in funds available for redemption.

(xviii) Class D Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

9. Certificates. Upon the Partnership’s issuance of Class D Preferred Units to any person, the Partnership shall issue one or more Class D Certificates in the name of such person evidencing the number of such Class D Preferred Units being so issued. Class D Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, Chief Executive Officer, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Class D Certificate shall be valid for any purpose until it has been countersigned by the Registrar and Transfer Agent; provided, however, that if the Class D Preferred Units are issued in global form, the Class D Certificates shall be valid upon receipt of a certificate from the Registrar and Transfer Agent certifying that the Class D Preferred Units have been duly registered in accordance with the directions of the Partnership.

10. Notices. The Partnership shall distribute to the holders of Class D Preferred Units copies of all notices, materials, annual and quarterly reports, proxy statements, information statements and any other documents distributed generally to the holders of Common Units, at such times and by such method as such documents are distributed to such holders of such Common Units.

11. No Reissuance. No Class D Preferred Units acquired by the Partnership by reason of redemption, purchase, conversion or otherwise shall be reissued.

12. Transfers. No Class D Preferred Unit shall be transferable by any holder of Class D Preferred Units, except in compliance with all federal and applicable state securities laws. Prior to any transfer, and as a condition thereto, the General Partner may require such documentation, including appropriate opinions of legal counsel, as it, in its sole discretion, deems necessary.

13. Severability of Provisions. If any right, preference or limitation of the Class D Preferred Units set forth in this Certificate of Designation (as this Certificate of Designation may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule or law or public policy, all other rights, preferences and limitations set forth in this Certificate of Designation, which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein set forth be deemed dependent upon any such other right, preference or limitation unless so expressed herein.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Designation has been duly executed as of the date first above written.

ATLAS RESOURCE PARTNERS, L.P.

By: ATLAS RESOURCE PARTNERS GP, LLC, its general partner

By:	/s/ Sean P. McGrath
Name:	Sean P. McGrath
Title:	Chief Financial Officer

EXHIBIT A

Form of Certificate Evidencing 8.625% Class D Cumulative Redeemable Perpetual Preferred Units

Representing Limited Partner Interests in Atlas Resource Partners, L.P.

CERTIFICATE EVIDENCING

8.625% CLASS D CUMULATIVE REDEEMABLE PERPETUAL PREFERRED UNITS

OF

FORMED UNDER THE LAWS OF THE STATE OF DELAWARE

Certificate Number:	Class D Preferred Units

CUSIP: 04941A 408

In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Atlas Resource Partners, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Atlas Reource Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of                      8.625% Class D Cumulative Redeemable Perpetual Preferred Units in the Partnership (the “Class D Preferred Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Class D Preferred Units represented by this Certificate. The rights, preferences and limitations of the Class D Preferred Units are set forth in, and this Certificate and the Class D Preferred Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

IN WITNESS WHEREOF, the Partnership’s general partner has caused this Certificate to be executed as of the date set forth below.

Dated:	Atlas Resource Partners, L.P.
	By:	Atlas Resource Partners GP, LLC,
Countersigned and Registered:	its General Partner
American Stock Transfer & Trust Company, LLC
Transfer Agent and Registrar
	Name:	Sean P. McGrath
	Title:	Chief Financial Officer
By:
Authorized Signature
	Name:	Lisa Washington
	Title:	Secretary

(REVERSE OF CERTIFICATE)

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM	—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
Custodian
			(Cust)		(Minor)
TEN ENT	—	as tenants by the entireties	under Uniform Gifts /Transfers to CD Minors Act (State)

JT TEN	—	as joint tenants with right of survivorship and not as tenants in common

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF CLASS D PREFERRED UNITS

in

ATLAS RESOURCE PARTNERS, L.P.

FOR VALUE RECEIVED, the Holder hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

Class D Preferred Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint as its attorney-in-fact with full power of substitution to transfer the same on the books of the Partnership.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO SEC RULE 17Ad-15

(Signature)
(Signature)

No transfer of the Class D Preferred Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Class D Preferred Units to be transferred is surrendered for registration or transfer.